UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of November 2018

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14
Tel Aviv 6770007, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

The information contained in this report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (333-226288) and Form S-8 (333-228465).

ABILITY INC.

As previously disclosed, Ability Computers and Software Industries Ltd. (“Ability”), a wholly-owned subsidiary of Ability Inc. (the “Company”) amended that certain Reseller Agreement, effective as of October 20, 2015, with a third party supplier (the “Supplier”) who develops and licenses to Ability on an exclusive basis Ultimate Interception (“ULIN”), the Company’s principal cellular interception system that it offers (the “Reseller Agreement”). As part of the amendment, the parties agreed to negotiate in good faith the acquisition of certain rights under the Reseller Agreement, with the intent that the terms of such acquisition shall be agreed upon on or prior to January 31, 2019.

On November 20, 2018, the Company entered into a Stock Purchase Agreement (the “Purchase Agreement”) with a third party (the “Seller”) and the Supplier, whose principal business is the development and licensing of ULIN, pursuant to which, upon the satisfaction or waiver of the conditions in the Purchase Agreement, including satisfactory due diligence by the Company, the Company, agreed to acquire the Supplier through the purchase of all the issued and outstanding shares of the Supplier. In consideration for the sale, the Company agreed to issue to the Seller 354,609 ordinary shares of the Company (the “Share Consideration”), which is the equivalent to $1 million, based on the closing share price of the Company on the Nasdaq Capital Market on November 20, 2018. In addition, the Company agreed to issue to the Seller three warrants (the “Warrants”), each warrant exercisable for 100,000 ordinary shares of the Company at an exercise price of $3.81, with the first warrant exercisable for 30-days from the first anniversary of the closing date, the second warrant exercisable for 30 days from the second anniversary of the closing date, and the third warrant exercisable for 30 days from the third anniversary of the closing date.

If the closing conditions are satisfied and the transactions contemplated by the Purchase Agreement are completed, upon closing (“Closing”), the following shall occur: (i) 50% of the Share Consideration shall be issued to the Seller while the other 50% shall be placed in escrow until December 31, 2019 (the “Escrow Shares”), to be released as described below, and (ii) the Warrants shall be issued to the Seller. Half of the Escrow Shares shall be released to the Seller if, on or before December 31, 2019, a certain client of the Company provides confirmation of passing of applicable acceptance tests, while the other half of the Escrow Shares shall be released to the Seller, if on or before December 31, 2019, a certain other client of the Company provides confirmation of passing of applicable acceptance tests. Any remaining Escrow Shares after December 31, 2019 shall be released to the Seller subject to certain exceptions.

With respect to the Reseller Agreement, the parties agreed as follows: (i) any income from orders made pursuant to the Reseller Agreement prior to the date of the Purchase Agreement shall be split between Ability and the Company pursuant to the Reseller Agreement, (ii) the Supplier shall not receive any income from orders made pursuant to the Reseller Agreement between November 20, 2018 and January 31, 2019, and (iii) if the Closing occurs on or prior to January 31, 2019, the Reseller Agreement shall be terminated.

The Purchase Agreement contains customary representations, warranties and covenants of the parties including covenants of the Seller and its affiliates regarding non-competition and non-solicitation. The parties have agreed to indemnify each other for certain breaches of representations, warranties and covenants. Closing is subject to satisfactory due diligence by the Company, in its sole discretion (which must be completed by December 21, 2018), entry into the Services Agreement, as described below, and other customary closing conditions. There can be no assurance that the closing conditions will be satisfied and that the acquisition will be completed as contemplated or at all. The Purchase Agreement may be terminated (i) by either party upon the material breach, inaccuracy in or failure to perform any representation, warrant, covenant or agreement made by the other party and such breach, inaccuracy or failure is not cured by such other party by December 21, 2018 (the “End Date”), (ii) by either party if any of the conditions to the obligations of all parties or the conditions to the obligations of such party are not fulfilled by the End Date, subject to certain exceptions, (iii) by the Company if, at any time and at its sole discretion, it is not satisfied in its due diligence of the Supplier, and (iv) by either party if consummation of the transaction is illegal or prohibited or any governmental authority restrains or enjoins the transaction.

Concurrent with the Closing and as an additional condition to Closing, the Supplier, which will become the Company’s subsidiary following the Closing, and a service provider to the Supplier (the “Service Provider”), who to the Company’s knowledge is also an affiliate of the Seller, will enter into a services agreement (the “Services Agreement”). Pursuant to the terms of the Services Agreement and in the manner contemplated thereby, the Service Provider will provide certain services and resources relating to the ULIN business (the “Services”). As consideration for provision of the Services, the Supplier will pay the Service Provider an amount equal to the Service Provider’s actual cost of providing the Services, plus a 10% service fee. In addition to such amount, the Supplier shall reimburse Service Provider for certain out-of-pocket costs. The Services Agreement also provides that the Supplier, or any of its affiliates, will have an option to purchase, in its sole discretion and at any time until December 31, 2019, the assets used in connection with the Services, and to hire or employ any of the employees or contractors to perform the Services, for the aggregate sum of $1,000. The Services Agreement shall continue in effect unless earlier terminated and may be terminated early by either party for material breach or insolvency. In addition, the Supplier may terminate the Services Agreement upon 90 days’ written notice to the Service Provider.

The Purchase Agreement has been filed to provide security holders with information regarding its terms. It is not intended to provide any other factual information about the Company, the Seller, the Supplier or their respective affiliates. The Purchase Agreement contains representations and warranties by each of the parties to the Purchase Agreement. These representations and warranties were made solely for the benefit of the other parties to the Purchase Agreement and (a) are not intended to be treated as categorical statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate, (b) may be subject to standards of materiality applicable to the parties that differ from what might be viewed as material to shareholders and (c) were made only as of the date of the Purchase Agreement or such other date or dates as may be specified in the Purchase Agreement. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Company. Accordingly, you should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, the Seller, the Supplier or their respective affiliates.

The foregoing description of the Purchase Agreement and Services Agreement do not purport to be a complete description of all of the terms of the Purchase Agreement and Services Agreement, and are qualified in their entirety by reference to the full text of the Purchase Agreement and Services Agreement, copies of which are furnished as Exhibits 10.1 and 10.2 hereto. Certain terms of the Purchase Agreement and Services Agreement have been omitted from this Report on Form 6-K and have been omitted from the version of the Purchase Agreement and Services Agreement filed as Exhibit 10.1 and 10.2 hereto pursuant to a Confidential Treatment Request that the Company plans to submit to the Securities and Exchange Commission at the time of the filing of this Report on Form 6-K.

On November 20, 2018, the Company issued a press release announcing entry into of the Purchase Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Exhibit

10.1†	Share Purchase Agreement dated as of November 20, 2018

10.2†	Form of Services Agreement

99.1	Press release dated November 20, 2018

†	Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

By:	/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer

Date: November 20, 2018

3